Mail Stop 3561

				March 30, 2006

By Facsimile and U.S. Mail

Mr. Vincent Russo
Chief Accounting Officer
Phillips-Van Heusen Corporation
200 Madison Avenue
New York, New York 10016

		Re:	Phillips-Van Heusen Corporation
			Form 10-K for the year ended January 30, 2005
			Filed April 14, 2005
			File No. 1-07572

Dear Mr. Russo:

	We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated March 22, 2006.
Our review resulted in the following accounting comment.

Form 10-K for the Year Ended January 30, 2005

1. We note your response to comment four of our letter dated
February
9, 2006. Paragraph 17 of SFAS 131 and EITF Issue no. 04-10 indicate that operating segments must have similar economic characteristics in order to justify aggregation into one reportable segment.
Further,
aggregation of operating segments requires that all aggregation criteria are met in the case of operating segments that exceed certain quantitative thresholds. It appears that the gross margins for the three years ended 2004 are materially different among your operating segments. Furthermore, it does not appear that your wholesale and retail businesses represent similar distribution channels. It appears that footwear and clothing such as shirts are not similar products given the different materials used to produce these products and the general nature of the product itself. Please revise your segment disclosures included in the notes to the financial statements included in your Form 10-K for the year ended January 29, 2006. Provide to us a draft of your proposed disclosure and the justification for aggregation of operating segments into reportable segments.

	```````````````````````````````````````````````As
appropriate,
please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

`		If you have any questions regarding this comment, please
direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.





			Sincerely,



			Michael Moran, Esq.
			Branch Chief


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Mr. Vincent Russo
Phillips-Van Heusen Corporation
March 30, 2006
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